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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____   September 2009

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada   V6C 1H2
(Address of principal executive offices)

1. Press Release: September 18, 2009
                   September 30, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
                    Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                    Yes ___   No xxx

SEC 1815 (04-09)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

Pediment Gold Corp. Announces Unit Private Placement

VANCOUVER, British Columbia, September 18, 2009 – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the "Pediment" or the "Company") announces that it has entered into an agreement with a single arm's length subscriber to issue by way of a private placement 3,223,000 units at a price of $0.75 per unit for gross proceeds of $2,417,250 (the "Units"). The subscriber is a prominent Mexican businessman with extensive business dealings and investments, including Mexican based mining operations. Gary Freeman, Pediment's President and CEO, states that the Company is pleased to have the support of influential business people in Mexico in support of Mexico's growth in the mining sector.

Each Unit will comprise one common share and one-half of one share purchase warrant. Each whole warrant will be exercisable to acquire one additional common share at a price of $0.90 per share for a period of 18 months from the closing date. The Company will pay a finder's fee in respect of the placement of the Units in the form of a cash fee of 6.0% of the gross proceeds of the offering and 257,840 finder's warrants, each finder's warrant being exercisable to acquire one additional Unit at a price of $0.83 per Unit for a period of 18 months from the closing date.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the acceptance of the Toronto Stock Exchange.

Pediment Gold Corp.

"Gary Freeman"

Per:
Gary Freeman
President and Chief Executive Officer

Company Contact: Michael Rapsch, 604-682-4418

Forward-Looking Statement Cautions:

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed unit private placement. Such statements include, without limitation, statements regarding the need to secure regulatory approvals in order to complete the closing. Although the Company believes that it will complete the closing, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "potential," "goal," "objective," "prospective," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company's inability to secure subscriptions from investors to complete the proposed financing in whole or in part, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company's need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration and development plans. The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S.

Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

THE SECURITIES TO BE ISSUED UNDER THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED) OR ANY STATE SECURITIES LAWS, AND UNLESS SO REGISTERED MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE IS ISSUED PURSUANT TO RULE 135(C) OF THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED), AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE



THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

Pediment Gold Corp. Completes Private Placement

VANCOUVER, British Columbia, September 30, 2009 – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the "Pediment" or the "Company") announces that it has closed its recently announced private placement of 3,223,000 units at a price of $0.75 per unit for gross proceeds of $2,417,250 (the "Units"). The subscriber is a prominent Mexican businessman with extensive business dealings and investments, including Mexican based mining operations. Gary Freeman, Pediment's President and CEO, states that the Company is pleased to have the support of influential business people in Mexico in support of Mexico's growth in the mining sector.

Each Unit comprises one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at a price of $0.90 per share for a period of 18 months from the closing date. The Company paid a finder's fee in respect of the placement of the Units in the form of a cash fee of 6.0% of the gross proceeds of the offering and 257,840 finder's warrants, each finder's warrant being exercisable to acquire one additional Unit at a price of $0.83 per Unit for a period of 18 months from the closing date.

Pediment Gold Corp.

"Gary Freeman"

Per:
Gary Freeman
President and Chief Executive Officer

Company Contact: Michael Rapsch, 604-682-4418

Forward-Looking Statement Cautions:

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a unit private placement. Such statements include, without limitation, statements regarding the possible future exercise of private placement warrants. The Company has no assurances that assurance that any warrants will ever be exercised. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "potential," "goal," "objective," "prospective," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company's need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration and development plans. The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

THE SECURITIES ISSUED UNDER THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED) OR ANY STATE SECURITIES LAWS, AND UNLESS SO REGISTERED MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE IS ISSUED PURSUANT TO RULE 135(C) OF THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED), AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)


Date: October 2, 2009   By /s/ Gary Freeman
                                  Gary Freeman, President/CEO/Director